United Rentals, Inc.
5 Greenwich Office Park
Greenwich, CT 06831
April 29, 2011
VIA EDGAR AND BY HAND
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Cash
Branch Chief

	RE:	United Rentals, Inc.
United Rentals (North America), Inc.
Form 10-K for the year ended December 31, 2010
File Nos. 1-14387 and 1-13663
Ladies and Gentlemen:
Set forth below are the Company’s responses to the comment letter dated April 18, 2011 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comments have been restated below in their entirety. The Company’s responses follow each such comment.
Form 10-K for the Year Ended December 31, 2010
EBITDA GAAP Reconciliation, page 28
1.	Based on your disclosure, it appears you believe EBITDA and Adjusted EBITDA are useful both as performance and as liquidity measures. Therefore, please revise future filings to also reconcile these non-GAAP measures to your operating cash flows.

Response:
The Company acknowledges the Staff’s comment and will revise our future filings to include a reconciliation of operating cash flows to EBITDA and Adjusted EBITDA. We expect the revised disclosure to be substantially as follows (the second table below is the new disclosure, and the EBITDA and Adjusted EBITDA disclosure is otherwise unchanged):
EBITDA GAAP Reconciliations. EBITDA represents the sum of net loss, benefit for income taxes, interest expense, net, interest expense-subordinated convertible debentures, depreciation of rental equipment and non-rental depreciation and amortization. Adjusted EBITDA represents EBITDA plus the sum of the restructuring charge and stock compensation expense, net. These items are excluded from adjusted EBITDA internally when evaluating our operating performance and allow investors to make a more meaningful comparison between our core business operating results over different periods of time, as well as with those of other similar companies. Management believes that EBITDA and adjusted EBITDA, when viewed with the Company’s results under GAAP and the accompanying reconciliation, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of our core business without regard to potential distortions. Additionally, management believes that EBITDA and adjusted EBITDA permit investors to gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced. However, EBITDA and adjusted EBITDA are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net loss or cash flow from operating activities as indicators of operating performance or liquidity.
The table below provides a reconciliation between net loss and EBITDA and adjusted EBITDA.

	Three Months Ended
	March 31,
	2011	2010
Net loss	$(20)	$(40)
Benefit for income taxes	(7)	(24)
Interest expense, net	56	61
Interest expense — subordinated convertible debentures	2	2
Depreciation of rental equipment	99	96
Non-rental depreciation and amortization	12	13

EBITDA	$142	$108
Restructuring charge (1)	1	6
Stock compensation expense, net (2)	2	1

Adjusted EBITDA	$145	$115

The table below provides a reconciliation between net cash provided by operating activities and EBITDA and adjusted EBITDA:

	Three Months Ended
	March 31,
	2011	2010

Net cash provided by operating activities	$154	$118
Adjustments for items included in net cash provided by operating activities but excluded from the calculation of EBITDA:
Amortization of deferred financing costs and original issue discounts	(5)	(6)
Gain on sales of rental equipment	14	11
Gain on sales of non-rental equipment	—	1
Restructuring charge (1)	(1)	(6)
Stock compensation expense, net (2)	(2)	(1)
Loss on repurchase of debt securities	—	(4)
Loss on retirement of subordinated convertible debentures	(1)	—
Changes in assets and liabilities	(62)	15
Cash paid for interest, including subordinated convertible debentures	34	33
Cash paid (received) for taxes, net	11	(53)

EBITDA	$142	$108
Add back:
Restructuring charge (1)	1	6
Stock compensation expense, net (2)	2	1

Adjusted EBITDA	$145	$115

(1)	As discussed below (see “Restructuring charge”), this relates to branch closure charges and severance costs.

(2)	Represents non-cash, share-based payments associated with the granting of equity instruments.
Critical Accounting Policies, page 30
Income Taxes, page 34
2.	With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you considered your losses in recent years in determining whether your deferred tax assets are realizable. Reference ASC 740-10-31.
Response:
The Company acknowledges the Staff’s comment and will enhance our disclosures related to the realizability of deferred tax assets in future filings.
We acknowledge that the Company has sustained book losses in recent years (2008-2010), but note that the loss in 2008 was caused by a non-cash goodwill impairment charge of $1.1 billion, without which there would not have been a loss in 2008 or over the three year period ending in 2010. This impairment charge did not impact the realization of deferred tax assets. We also have not identified other negative evidence except for certain limited restrictive state carryback and carryforward periods as discussed below.

To counter the negative evidence of the book losses in recent years, the Company relies on substantial positive evidence. The most significant positive evidence that we consider in the recognition of deferred tax assets is the reversal of cumulative deferred tax liabilities resulting from book versus tax depreciation of our rental equipment fleet that is well in excess of the deferred tax assets. Although ASC 740-10-10-18 notes that, “To the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered,” it is important to note that we are also projecting book income for 2011 and for the foreseeable future. We have a history of generating book and taxable income, and have consistently utilized deferred tax assets in the past with no history of losing significant deferred tax assets (see comments below regarding expired losses). We also generally evaluate projected taxable income over an appropriate period for each jurisdiction to determine the recoverability of all deferred tax assets and, in addition, examine the length of the carryforward to ensure the deferred tax assets are established in an amount that is more likely than not to be realized. We have provided a partial valuation allowance of $2 million, as disclosed in our Form 10-K, against a deferred tax asset for state operating loss carryforward amounts. This valuation allowance was required because it is more likely than not that some of the state carryforward amounts will expire unused due to restrictive carryback and carryover rules in various states that would limit realization of tax benefits, and our history of certain state operating loss carryforwards expiring unused.
Results of Operations, page 35
3.	We note that you disclose the change in time utilization on page 39. To the extent that equipment utilization rates are available and would help a reader to better understand changes in your results of operations, please provide them in future filings.
Response:
The Company acknowledges the Staff’s comment and will revise our future filings to disclose the achieved time utilization. We expect the revised disclosure to be substantially as follows (the only change is the addition of the last sentence):
Equipment rentals gross margin increased 5.1 percentage points, primarily reflecting a 4.2 percent rental rate increase and a 6.2 percentage point increase in time utilization, which is calculated by dividing the amount of time equipment is on rent by the amount of time we have owned the equipment, partially offset by increases in certain variable costs (such as repairs and maintenance) associated with higher rental volume. For the three months ended March 31, 2011 and 2010, time utilization was 62.4 percent and 56.2 percent, respectively.
Notes to Consolidated Financial Statements
4. Segment Information, page 58
4.	Please revise future filings to provide product line disclosures. Refer to ASC 280-10-50-40.
Response:
The Company acknowledges the Staff’s comment and will revise our future filings to include the segment revenue by product line in the segment footnote. This information was previously disclosed in MD&A, but will be included in our segment footnote in future Form 10-Ks. Due to the more limited interim disclosure requirements per ASC 280-10-50-32, we do not expect to make a similar revision in our Form 10-Qs, and will continue to disclose the segment revenue by product line in MD&A in our Form 10-Qs.

12. Debt, page 67
Accounts Receivable Securitization Facility, page 68
5.	Please review future filings to disclose the amount of collateral pledged for your accounts receivable securitization pool. Reference ASC 860-30-50.
Response:
The Company acknowledges the Staff’s comment and will revise our future Form 10-K filings to disclose the amount of collateral. Due to the more limited interim disclosure requirements, we do not expect to make similar disclosures in our Form 10-Qs. We expect the revised disclosure to be substantially as follows (the only change is the last sentence of the first bullet):
Accounts Receivable Securitization Facility. In December 2008, we amended our then existing accounts receivable securitization facility, effective January 1, 2009. The amended facility, which expires on October 20, 2011, provides, among other things, for an increase in the facility size from $300 to $325 and includes a 364-day, two-year term-out provision. The amended facility also provides for adjustments to the receivables subject to purchase. In connection with entering into the amended facility, the Company agreed to a modified pricing structure, which is based on commercial paper rates plus a specified spread based on the Company’s total leverage ratio, as defined in the ABL facility. There is also a commitment fee based on the utilization of the facility. Borrowings under the amended facility will continue to be reflected as debt on our consolidated balance sheets. Key provisions of the amended facility include the following:
•	borrowings are permitted only to the extent that the face amount of the receivables in the collateral pool exceeds the outstanding loans by a specified amount. As of December 31, 2010, there were $334 of receivables in the collateral pool;

•	the receivables in the collateral pool are the lenders’ only source of repayment;

•	after expiration or early termination of the facility, no new amounts will be advanced under the facility and collections on the receivables securing the facility will be used to repay the outstanding borrowings;

•	standard termination events including, without limitation, a termination event if there is a change of control of Holdings or URNA, or if the long-term senior secured rating of URNA falls below either B+ from Standard & Poor’s Rating Services (“S&P”) or B2 from Moody’s Investors Service (“Moody’s”). As of January 28, 2011, the Company’s long-term senior secured debt was rated BB- by S&P and Ba1 by Moody’s; and

•	standard default, delinquency, dilution and days sales outstanding provisions.

4% Convertible Senior Notes, page 70
6.	Please tell us and clarify in future filings how you are accounting for the convertible note hedge transactions.
Response:
The Company acknowledges the Staff’s comment and will revise our future filings to clarify the accounting. We expect the revised disclosure to be substantially as follows (the only substantial change from our first quarter 2011 Form 10-Q disclosure is bracketed):
In connection with the November 2009 4 percent Convertible Notes offering, Holdings entered into convertible note hedge transactions with option counterparties. [The convertible note hedge transactions cost $26, and decreased additional paid-in capital by $17, net of taxes, in our accompanying consolidated statements of stockholders’ equity (deficit)]. The convertible note hedge transactions cover, subject to anti-dilution adjustments, 15.5 million shares of our common stock. The convertible note hedge transactions are intended to reduce, subject to a limit, the potential dilution with respect to our common stock upon conversion of the 4 percent Convertible Notes. The effect of the convertible note hedge transactions is to increase the effective conversion price to approximately $15.56 per share, equal to an approximately 75 percent premium over the $8.89 closing price of our common stock at issuance. The effective conversion price is subject to change in certain circumstances, such as if the 4 percent Convertible Notes are converted prior to May 15, 2015. In the event the market value of our common stock exceeds the effective conversion price per share, the settlement amount received from such transactions will only partially offset the potential dilution. For example, if, at the time of exercise of the conversion right, the price of our common stock was $25.00 or $30.00 per share, assuming an effective conversion price of $15.56 per share, on a net basis, we would issue 5.9 million or 7.5 million shares, respectively. Based on the price of our common stock during the first quarter of 2011, holders of the 4 percent Convertible Notes had the right to convert the notes during the second quarter of 2011 at the initial conversion price of $11.11 per share of common stock. As of April 15, 2011, none of the 4 percent Convertible Senior Notes were converted.
Supplementally, we note that the accounting for the convertible note hedges was based on an evaluation under ASC 815. Specifically, we considered ASC 815-10-15-74, which states that “the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:
a.	Contracts issued or held by that reporting entity that are both:

1.	Indexed to its own stock

2.	Classified in stockholders’ equity in its statement of financial position.”

To determine if the hedge agreements were indexed to our own stock, and to determine if they could be classified as stockholders’ equity, they were analyzed under ASC 815-40. Pursuant to ASC 815-40, the hedge was determined to be indexed to our stock based on the following evaluation:
Step 1. The hedge does not contain an exercise contingency that precludes the hedge from being considered indexed to an entity’s own stock. Proceed to step 2.
Step 2. The only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares.
Pursuant to ASC 815-40, we determined that the convertible note hedge should be classified in equity based on the following:
• The hedge met the conditions required for equity classification per ASC 815-40-25-10.
• As we have the choice of net cash settlement or settlement in shares, settlement in shares should be assumed, and contracts that require settlement in shares are considered equity instruments, as per ASC 815-40-25-1 and 2.
As the hedge was determined to be indexed to our stock and is classified in equity, it met the criteria from ASC 815-10-15-74 that allow it not to be considered a derivative.
The above analysis informed the accounting noted in the revised disclosure above (“The convertible note hedge transactions cost $26, and decreased additional paid-in capital by $17, net of taxes”). There has been no additional accounting associated with the convertible note hedge transactions subsequent to the initial accounting.
14. Income Taxes, page 73
7.	We note that you recorded a $7 million benefit related to the correction of a deferred tax asset recognized in prior periods. Please provide us a specific and comprehensive discussion of the nature of this adjustment and how you determined that the impact was not material to any prior period or to your current period. Reference SAB Topics 1M and 1N.
Response:
With respect to deferred taxes and in connection with the preparation of our 2010 year-end financial statements, we determined that a $6.5 million deferred tax asset principally related to AMT credits was inadvertently written off by the Company in 2007. Upon discovery of this error, we made a correction in our 2010 financial statements to properly recognize this deferred tax asset, with a corresponding credit to our 2010 income tax provision.

The impact of the error on our financial statements is summarized in the table below:

	Error		As reported				% impact of error
	(Benefit)	Net	(Benefit)	Net			(Benefit)	Net
	provision for	deferred tax	provision for	deferred tax	Net (loss)	Total	provision for	deferred tax	Net (loss)	Total
	income taxes	liability	income taxes	liability	income	revenues	income taxes	liability	income	revenues

2010	(6.5)		(41)	(316)	(26)	2,237	-18.8%	0.0%	20.0%	0.0%
2009		(6.5)	(47)	(358)	(62)	2,358	0.0%	-1.8%	0.0%	0.0%
2008		(6.5)	(109)	(338)	(704)	3,267	0.0%	-2.0%	0.0%	0.0%
2007	6.5	(6.5)	215	(467)	362	3,715	-3.1%	-1.4%	1.8%	0.0%
For the quantitative and qualitative reasons noted in ASC 250-10-S99 and other GAAP, we do not believe the tax error is material for any impacted year since it does not impact, in any meaningful way, the total mix of information available in our financial statements. Additionally, we disclosed the error in several places in the Form 10-K (throughout the MD&A and in the tax footnote) and in our press release.
The particular GAAP we consulted in reaching our materiality conclusion included ASC 250-10-S99 and ASC 250-10-50-6 and 250-10-45-27. Additionally, we considered Concepts Statement 1, which discusses the objectives of financial reporting at the broadest level. These objectives include, among others, the following:
•	Financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit, and similar decisions;

•	Financial reporting should provide information about an enterprise’s financial performance during a period; and

•	The primary focus of financial reporting is information about an enterprise’s performance provided by measures of earnings and its components.
With respect to materiality determinations, there are several common themes that are discussed in the accounting literature. The first theme is that both quantitative and qualitative factors should be considered. As emphasized in ASC 250-10-S99, “financial management and the auditor must consider both ‘quantitative’ and ‘qualitative’ factors in assessing an item’s materiality.” In particular, ASC 250-10-S99 and other literature provide that exclusive reliance on quantitative measures has no basis in accounting literature or the law. ASC 250-10-S99 further notes that “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”
A second theme present in the literature is that the determination of whether a particular item is “material” must be made in light of the overall context in which the item is provided. As stated in ASC 250-10-S99, “under the governing principles, an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances,’ as the accounting literature puts it, or the ‘total mix’of information, in the words of the Supreme Court.” A related theme is that, in the end, the determination of whether an item is material should be made with reference to whether a “reasonable person” would consider it important or, as stated in Concepts Statement 2, whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of this item.”

2007-2009 Materiality Assessment
Quantitatively, the error is not material in any period prior to 2010. With respect to the income statement, the only year prior to 2010 in which the income statement was impacted by the error was 2007, and the impact on the tax provision and net income during that period was approximately 3% and less than 2%, respectively. With respect to the balance sheet, for all impacted periods, the impact on the net deferred tax liability was less than 2%. For these quantitative reasons, and with consideration to the qualitative matters discussed in the 2010 materiality assessment below, we do not believe that the impact of the error was material for periods prior to 2010.
2010 Materiality Assessment
In 2010, the error resulted in the tax benefit being overstated by 19%, and the net loss being understated by 20%. In evaluating the impact of the error for 2010, we considered the fact that we had net losses in each of the past three years and were near break-even in 2010. As such, we also considered the materiality of the error giving consideration to the total revenues of $2.2 billion in 2010. In assessing the materiality beyond these quantitative measures, we evaluated the error in light of the factors specifically enumerated in ASC 250-10-S99 and, based on this evaluation, do not believe that any of these considerations render the error material. For instance:
•	the error does not mask a change in earnings or other trends. We had net losses in 2008, 2009 and 2010, and do not believe that the error had a significant impact on earnings trends. Additionally, EBITDA, adjusted EBITDA and free cash flow are key metrics used by management and investors to assess our business, and the error did not impact these metrics;
•	the error does not hide a failure to meet analysts’ consensus expectations for the enterprise;
•	the error does not change a loss into income or vice versa;
•	the error does not affect compliance with loan covenants or other contractual requirements;
•	the error does not impact segment reporting since we evaluate segments using operating income and operating margin;
•	the error does not impact management’s compensation which is based on metrics other than net income (loss) (such as adjusted EBITDA); and
•	the error does not involve concealment of an unlawful transaction.

After consideration of the quantitative and qualitative factors above, and of the “total mix” of information made available to the investor, we do not think that there is a substantial likelihood that the judgment of a reasonable person relying upon our Form 10-K would have been changed or influenced by the inclusion or correction of this item, and we do not believe that the tax error is material for any impacted year. Additionally, the correction of the error is prominently disclosed throughout our Form 10-K, so we believe that sufficient information is provided to enable a reasonable person to reach an informed conclusion.
15. Commitments and Contingencies, page 74
8.	We note the consolidated actions under the caption First New York Securities, LLC, et. al. v. United Rentals, Inc., et al and your disclosure on page 15 indicating that if you are ultimately required to pay significant defense costs, damages or settlement amounts, such payments, to the extent not covered, advanced or timely reimbursed by insurance, could materially and adversely affect your liquidity and results of operations. Please tell us and disclose the amount or range of a reasonably possible loss or clearly indicate that the amount cannot be estimated. Please refer to ASC 450-20-50-3.
Response:
The Company acknowledges the Staff’s comment and will revise our future filings which report developments with respect to this matter to address the range of estimated loss if the amount or range can be estimated. In the current circumstance, we expect the revised disclosure to include the following sentence: We cannot at this time reasonably estimate the possible loss or range of loss that may result from this action.
****
The Company has reviewed the Staff’s comment letter and the Company’s responses with its independent auditor. The Company’s auditor has indicated their concurrence with the responses set forth herein.
In addition, in connection with our response to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7103.

Sincerely,

UNITED RENTALS, INC.

/s/ William B. Plummer

William B. Plummer Chief Financial Officer

cc:	Mindy Hooker
Tricia Armelin
Jonathan M. Gottsegen